Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-194541 on Form F-10 and to the use of our reports dated March 3, 2014 relating to the consolidated financial statements of Brookfield Canada Office Properties and subsidiaries (the “Trust”) and the effectiveness of the Trust’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Trust for the year ended December 31, 2013.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 31, 2014

Toronto, Canada

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